                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)


                       Security Capital Industrial Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                  814138 10 3
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No.  814138 10 3

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   46,778,747
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                46,778,747
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     46,778,747

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.0%

14   TYPE OF REPORTING PERSON

     CO

                                 SCHEDULE 13D

     This Amendment No. 9 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("Security Capital"), on March 11, 1994 and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995, September 30, 1995, August 21, 1996, September 26, 1996 and April 30, 1997.

ITEM 1. SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $0.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Merger and Issuance Agreement, dated as of March 24, 1997, as amended (the "Merger Agreement"), between Security Capital and SCI, Security Capital agreed to cause its subsidiaries providing REIT and property management services to SCI to be merged with and into a wholly owned subsidiary of SCI in exchange for Shares valued at $81,870,626. Effective September 9, 1997, Security Capital was issued 3,692,023 Shares pursuant to the Merger Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth, as of September 26, 1997, the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                         Number of Shares             Percent of
Person                                  Beneficially Owned(1)       All Shares(1)
-------------------------------------  -------------------------    ----------------

Security Capital Group Incorporated                46,778,747(2)           43%
Samuel W. Bodman (3)                                   48,308               *
Hermann Buerger                                             0               *
John P. Frazee, Jr. (4)                                40,223               *
Cyrus F. Freidheim, Jr.                                 5,545               *
H. Laurance Fuller  (5)                                 2,850               *
Ray L. Hunt (6)                                       160,135               *
John T. Kelley, III (7)                                90,570               *
William D. Sanders (8)                                285,654               *

Peter S. Willmott  (9)                                 10              *
C. Ronald Blankenship                                 453              *
Thomas G. Wattles (10)                             26,206              *
David C. Dressler (11)                              3,997              *
K. Dane Brooksher (12)                             30,749              *

*    Less than 1%

(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital and are pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of September 26, 1997, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of Security Capital Pacific Trust, Security Capital Atlantic Incorporated, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.1 billion as of September 26, 1997. Security Capital was in compliance with all covenants under the line of credit as of June 30, 1997.
(3) Shares are owned by the Bodman Foundation, a charitable trust of which Mr. Bodman is a trustee.
(4)  Includes 404 Shares held by Mr. Frazee's wife and 2,428 Shares held by
     Mr. Frazee's children.
(5) Includes 404 Shares held by Mr. Fuller's children and two Shares held by Mr. Fuller's wife.
(6) Includes 6,343 Shares held by family trusts for which Mr. Hunt is trustee, 3,801 Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 146,192 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, 1,266 Shares held by a corporation that Mr. Hunt owns and 1,266 Shares of which Mr. Hunt may be deemed to be the beneficial owner as trustee of family trusts owning 50% of the stock of a corporation that owns those Shares. Excludes 1,269 Shares that Mr. Hunt's wife owns as separate property, of which Mr. Hunt disclaims beneficial ownership.
(7)  Shares are held in a trust for which Mr. Kelley is trustee.
(8) Includes 80,732 Shares and 22,666 Shares held by partnerships and an aggregate of 2,730 Shares held by Mr. Sanders' wife and children.
(9)  Includes eight Shares held by Mr. Willmott's children.
(10) Includes 2,048 Shares held by Mr. Wattles' children, five Shares held by his wife, and 7,422 Shares held in an IRA account.
(11) Includes 2,488 Shares held by Mr. Dressler's children in trust accounts of which Mr. Dressler is trustee.
(12) Includes 724 Shares held in Mr. Brooksher's wife's name.

     (c) Effective September 9, 1997 Security Capital was issued 3,692,023 Shares in connection with the transactions contemplated by the Merger Agreement. Since April 30, 1997, no transactions were effected by the persons in the foregoing table, except as follows: (i) Mr. Sanders purchased 9,524 Shares and CAMPR Partners Limited purchased 6,727 Shares in the September 9, 1997 SCI rights offering at a price of $21 per Share; (ii) Mr. Brooksher purchased 559 Shares in the September 9, 1997 rights offering at a price of $21 per Share and acquired 160.9679 Shares on May 20, 1997 and 155.9877 Shares on August 19, 1997 through SCI's dividend reinvestment plan at a price of $19.919 per Share and $20.831 per Share, respectively; Mr. Brooksher's wife acquired 8.7038 Shares on May 20, 1997 and 8.4341 Shares on August 19, 1997 at a per Share price of $19.919 and $20.831, respectively; (iii) Mr. Blankenship acquired 11 Shares on May 20, 1997 through SCI's dividend reinvestment plan at a price of $19.919 per Share, and acquired 5.745 Shares on August 19, 1997 through SCI's dividend reinvestment plan at a price of $20.831 per Share; (iv) two accounts for the benefit of Mr. Dressler's children, for which Mr. Dressler is trustee, acquired a total of 31 Shares on May 20, 1997 through SCI's dividend reinvestment plan and 31.547 Shares on August 20, 1997 through SCI's dividend reinvestment plan at a per Share price of $19.919 and $20.831, respectively; (v) Mr. Kelley acquired
16.285 Shares through SCI's dividend reinvestment plan in a trust account for which he is trustee, and a total of 225.915 Shares in SCI's trustee fee reinvestment plan on May 20, 1997 at a price of $19.919 per Share and acquired
18.686 Shares on August 19, 1997 through SCI's dividend reinvestment plan and
264.03 Shares in SCI's trustee fee reinvestment plan at a price of $20.831 per Share; and (vi) several accounts held in trust for the benefit of the children of Mr. Wattles received a total of 30 Shares in May 20, 1997 through SCI's dividend reinvestment plan at a price of $19.919 per Share, and received a total of 26 Shares on August 19, 1997 through SCI's dividend reinvestment plan at a price of $20.831 per Share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 9, 1997 Security Capital and SCI entered into a Third Amended and Restated Investor Agreement (the"Amended and Restated Investor Agreement"), which provides that, without first having consulted with the nominees of Security Capital designated in writing, SCI may not seek Board of Trustees approval of (i) SCI's annual budget; (ii) incurring expenses in any year exceeding (a) any line item in the annual budget by the greater of $500,000 or 20% and (b) the total expenses set forth in the annual budget by 15%; (iii) the acquisition or sale of any assets in any single transaction or series of related transactions in the ordinary course of SCI's business where the aggregate purchase price paid or received by SCI exceeds $25 million; and (iv) entering into any new contract with a service provider (a) for investment management, property management or leasing services or (b) that reasonably contemplates annual contract payments by SCI in excess of $1 million. SCI is under no obligation to accept or comply with any advice offered by Security Capital with respect to the foregoing matters.

     Additionally, so long as Security Capital beneficially owns at least 25% of the Shares, Security Capital will have the right to approve the following matters proposed by SCI: (i) the issuance or sale of any Shares (including the grant of any rights, options or warrants to subscribe for or purchase Shares or any security convertible into or exchangeable for Shares) at a price per share less than the fair market value of a Share on the date of such issuance or sale;
(ii) the issuance and sale of any disqualified shares (as defined) if, as a result thereof, SCI's Fixed Charge Ratio (as defined) would be less than 1.4 to 1; (iii) the adoption of any employee benefit plan pursuant to which shares of beneficial interest of SCI or any securities convertible into shares of beneficial interest of SCI may be issued and any action with respect to the compensation of the senior officers of SCI (including the granting or award of any bonuses or share-based incentive awards); and (iv) the incurrence of any additional indebtedness (including guarantees and including renegotiations and restructurings of existing indebtedness) if, as a result thereof, SCI's Interest Expense Coverage Ratio (as defined) would be less than 2.0 to 1.0. The restriction referred to in clause (i) above does not apply to (A) the sale or grant of any options to purchase shares of beneficial interest of SCI pursuant to the provisions of any benefit plan approved by the shareholders of SCI, (B) the issuance or sale of shares of beneficial interest upon the exercise of any rights, options or warrants granted, or upon the conversion or exchange of any convertible or exchangeable security issued or sold, prior to September 9, 1997 or in accordance with the provisions of the Amended and Restated Investor Agreement, (C) the issuance and sale of any shares of beneficial interest of SCI pursuant to any dividend reinvestment and share purchase plan approved by the Board of Trustees or (D) the issuance, grant or distribution of rights, options or warrants to all holders of Shares entitling them to subscribe for or purchase shares of beneficial interest of SCI or securities convertible into or exercisable for shares of beneficial interest.

     The Amended and Restated Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, SCI may not increase the number of persons serving on the Board of Trustees to more than seven. Security Capital is also entitled to designate one or more persons as trustees of SCI, as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 25% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board of Trustees as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided, that Security Capital shall be entitled to designate no more than three persons so long as the Board of Trustees consists of no more than seven members.

     As part of the Amended and Restated Investor Agreement, Security Capital may make employment opportunities with Security Capital or its affiliates available to officers and employees of SCI. Prior to commencing discussions with a senior officer of SCI about any such opportunity, Security Capital must give the Board of Trustees 14 days' prior written notice.

     In addition, the Amended and Restated Investor Agreement provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request at any time, registration of all of Security Capital's Shares pursuant to Rule 415 under the Securities Act. Security Capital may request one such registration for every $100 million (based on market value) of Shares it owns.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

     Exhibit 1 Third Amended and Restated Investor Agreement, dated as of September 9, 1997, between Security Capital Group Incorporated and Security Capital Industrial Trust.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 1997     SECURITY CAPITAL GROUP INCORPORATED



                             By: /s/ Jeffrey A. Klopf
                                 --------------------
                             Name:  Jeffrey A. Klopf
                             Title: Secretary